Advanced Technology Center

PO Box 539

Haifa, 31053 Israel

August 6, 2008

Via EDGAR

Mr. Joseph A. Foti

Senior Assistant Chief Accountant, Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Dear Mr. Foti:

This is to acknowledge that the staff of the Securities and Exchange Commission has agreed to extend the deadline to respond to the comment letter addressed to us dated July 31, 2008, to September 19, 2008.

Sincerely,

/s/ Joseph Gaspar
Joseph Gaspar
Chief Financial Officer

cc:	Claire Erlanger
U.S. Securities and Exchange Commission

David Block Temin
Elbit Systems Ltd.

Henry I. Rothman
Tim I. Kahler
Elizabeth Y. Cho
Troutman Sanders LLP